Exhibit 12.1

	Nine Months	Twelve Months	Twelve Months	Twelve Months	Twelve Months	Twelve Months
	Ended September 30,	Ended December 31,	Ended December 31,	Ended December 31,	Ended December 31,	Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings
Income (loss) from continuing operations before taxes	$(276,726,724)	$28,007,489	$112,508,283	$74,561,874	$27,499,185	$14,527,503
Plus: Fixed charges	45,737,791	49,804,885	23,811,098	5,156,267	4,625,832	26,920,407

Earnings (loss) available for fixed charges	$(230,998,933)	$77,812,374	$136,319,381	$79,718,141	$32,125,017	$41,447,910

Fixed charges
Interest expense	42,778,446	46,446,830	21,972,436	4,132,955	4,017,230	26,920,407
Interest component of rental expense	2,959,344	3,358,055	1,838,662	1,023,312	608,602	—
Total fixed charges	$45,737,791	$49,804,885	$23,811,098	$5,156,267	$4,625,832	$26,920,407

Ratio of earnings to fixed charges	—(1)	1.6	5.7	15.5	6.9	1.5

(1)             Earnings were inadequate to cover fixed charges for the nine months ended September 30, 2015 by a deficiency of $276.7 million.